UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RocketFuel Blockchain, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

088861L 104

(CUSIP Number)

Bennett J. Yankowitz

468 N. Camden Dr., Suite 350

Beverly Hills, CA 90210

(424) 256-8560

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77313J 108	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bennett J. Yankowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) N/A (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,310,833
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,310,833
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,833
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 77313J 108	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The issuer is RocketFuel Blockchain, Inc. (formerly B4MC Gold Mines, Inc.) (the “Company”). The titles of the class of equity securities to which this Statement relates is Common Stock, par value $0.001 per share (“Shares”) and options to purchase Shares pursuant to the Company’s 2018 Stock Incentive Plan (“Options”). The Company’s principal executive office is: 201 Spear Street, Suite, 1100 San Francisco, CA 94105.

Item 2. Identity and Background.

(a) This Statement is being filed by Bennett J. Yankowitz (the “Reporting Person”).

(b) The Reporting Person’s business address is: 468 N. Camden Dr., Suite 350, Beverly Hills, CA 90210.

(c) The Reporting Person is Of Counsel to Shumaker Mallory, LLP, 333 S. Grand Avenue, Suite 3400, Los Angeles, CA 90071 and is the Chief Financial officer and a member of the Board of Directors of the Company.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

As previously reported, the Reporting Person acquired 790,000 Shares in 2015.

On August 8, 2018, the Reporting person was granted Options to purchase 500,000 Shares at $3.00 per share. These options were fully vested and expire 10 years from the date of grant. On March 18, 2021, the Company’s Board of Directors approved a reduction in the exercise price of the options to $1.08 per share.

On March 15, 2021, the Reporting person was granted Options to purchase 500,000 Shares at $1.08 per share. These options vest as to 1/48th thereof on the 15th day of each month commencing March 15, 2021 and expire 10 years from the date of grant. As of the date of this Schedule 13D, Options to purchase 20,833 Shares have vested under this Option Grant.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Statement, the Reporting Person beneficially owned 1,310,833 Shares, constituting 5.4% of the outstanding Shares. The percentage of Shares owned is based upon 24,238,416 Shares outstanding as of March 26, 2021, based on inquiry of the Company’s transfer agent.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the Shares referred to in Item 5(a).

(c) See Item 4 of this Schedule 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

CUSIP No. 77313J 108	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Reporting Person disclaims beneficial ownership of any Shares other than the 50,083,500 shares registered in the name of the Reporting Person and its affiliates, and disclaims membership in any group.

Item 7. Material to Be Filed as Exhibits.

10.1.	Employment Agreement dated as of February 15, 2021, between the Company and Bennett J. Yankowitz— as filed as Exhibit 10.17 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange on March 29, 2021 and incorporated herein by reference

CUSIP No. 77313J 108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz